Aberdeen Funds 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428

November 13, 2008

Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-9303

Attention: Mr. James O’Connor

              Re:   Aberdeen Funds
                      File Nos. 811-22132 and 333-146680

Dear Mr. O’Connor:

     On behalf of Aberdeen Funds (the “Registrant”), and the Aberdeen Core Income Fund, below you will find the Registrant’s responses to the comments conveyed by you on October 20, 2008, with regard to Post-Effective Amendment Nos. 4/6 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 2, 2008, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of the Aberdeen Core Income Fund.

     Below we have provided the text at issue, your comment and the Registrant’s response. As noted in the Registrant’s correspondence dated November 6, 2008, these responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act which will also contain the responses to comments conveyed by you on October 10, 2008 regarding Post-Effective Amendment Nos. 3/5 to Registrant’s N-1A, filed with the SEC on August 25, 2008 by the Registrant on behalf of the Aberdeen Core Plus Income Fund. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Text: Section 1 Fund Summary and Performance: Principal Strategies: disclosure notes that the Fund may invest in derivative instruments.

Comment: Consider adding disclosure that identifies the extent to which the Adviser intends to invest in derivatives.

Response: The following disclosure has been added to Section 2 Additional Information about Investments, Investment Techniques and

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Risks: Derivatives: “For the Core Income Fund, it is anticipated that the notional exposure to credit derivatives will not exceed 10% of the Fund’s total assets and the notional exposure to derivatives overall will not exceed 15% of the Fund’s total assets.”

2. Text: Section 1 Fund Summary and Performance: Principal Risks: Interest Rate Risk. The third and fourth sentences in the paragraph state: “The longer the effective maturity of the Fund’s securities, the more sensitive the Fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)….”

Comment: Consider discussing the concept of duration as a measure of risk.

Response: The disclosure regarding duration has been revised as follows: “(As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration. Duration is a measure of the average life of a fixed-income security that was developed as a more precise alternative to the concepts of “term to maturity” or “average dollar weighted maturity” as measures of “volatility” or “risk” associated with changes in interest rates. With respect to the composition of a fixed-income portfolio, the longer the duration of the portfolio, generally, the greater the anticipated potential for total return, with, however, greater attendant interest rate risk and price volatility than for a portfolio with a shorter duration.)”

3. Text: Section 1 Fund Summary and Performance: Principal Risks: Interest Rate Risk and Credit Risk.

Comment: Consider placing Credit Risk before Interest Rate Risk as the first principal risk.

Response: Revised as requested.

4. Text: Section 1 Fund Summary and Performance: Principal Risks: Mortgage-Related Securities Risk. “The Fund may invest in mortgage-related securities. Rising interest rates may cause an issuer to exercise its right to pay principal later than expected which tends to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a fund that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can

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reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates.”

Comment: Consider revising risk disclosure in light of recent economic events (i.e., credit, liquidity and valuation issues regarding mortgage-related securities).

Response: The following disclosure has been added to Section 1 Fund Summary & Performance: Principal Risks: Mortgage-Related Securities Risk: “Certain real estate markets have experienced declines in prices and demand, most notably in the residential housing market. In addition, there have been rising delinquency rates in highly leveraged homes to weaker borrowers (subprime mortgage loans) that have caused rising defaults on loans. The default rate on these loans is higher than initially anticipated and, continues to grow. These defaults have caused unexpected losses for loan originators and certain sub-prime lenders. The deteriorating situation with loans and lenders has led to instability in capital markets associated with securities that are linked to the sub-prime mortgage market. Additionally, instability in the markets for mortgage-backed securities may affect the liquidity of such securities, which means that the Fund may be unable to sell such securities at an advantageous time and price. As a result, the value of such securities may decrease and the Fund may incur greater losses on the sale of such securities than under more stable market conditions. Furthermore, instability and illiquidity in the market for lower rated mortgage-backed securities may affect the overall market for such securities, thereby impacting the liquidity and value of higher-rated securities. These events may increase the risks associated with investments in mortgage-backed securities.”

5. Text: Section 1 Fund Summary and Performance: Principal Risks: Foreign Investment Risk.

Comment: Consider adding disclosure that identifies the extent to which the Fund will invest in foreign investments including whether there will be a limit regarding the extent of investments in foreign investments.

Response: The Core Income Fund is limited on the extent to which it will invest in non-U.S. dollar denominated foreign issues and, therefore the following disclosure has been added to Section 1 Fund Summary & Performance: Principal Risks: Foreign Investment Risk: “The Fund will only invest in non-U.S. dollar denominated issues when currency exposure is hedged and such investments are not generally expected to exceed 5% of the Fund’s portfolio.”

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6. Text: Section 1 Fund Summary and Performance: Principal Risks: Securities Lending Risk.

Comment: Consider adding disclosure that there will be a loss of voting rights when securities are loaned.

Response: The following disclosure has been added to Section 1 Fund Summary and Performance: Principal Risks: Securities Lending Risk to address this comment: “The Fund will not have the right to vote any securities having voting rights during the existence of the loan, but the Fund may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or the withholding of their consent on a material matter affecting the investment.”

7. Text: Section 1 Fund Summary and Performance: Principal Risks: Non-Hedging Foreign Currency Trading Risk.

Comment: Consider adding disclosure that addresses any limits regarding non-hedging foreign currency trading. Additionally, consider disclosing the Adviser’s intention when engaging in non-hedging foreign currency trading.

Response: The Fund will not be engaging in non-hedging foreign currency trading and, therefore, the Non-Hedging Foreign Currency Trading Risk disclosure has been deleted from Section 1 Fund Summary and Performance: Principal Risks.

8. Text: Section 1 Fund Summary and Performance: Fee and Expenses Table Footnote 8: “The Trust and the Adviser have entered into a written contract limiting operating expenses…through February 28, 2009….”

Comment: The expense agreement should be for at least one year if you want to show net expenses in the table.

Response: Footnote 8 of the Fee and Expenses table has been revised to indicate that the waiver will remain in effect at least through the Fund’s first year of operations.

9. Text: Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: U.S. Government Securities and U.S. Government Agency Securities.

Comment: Consider updating this information in light of recent events affecting the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation.

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Response: The following disclosure has been added to Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: U.S. Government Securities and U.S. Government Agency Securities: “FNMA and FHLMC hold or guarantee approximately $5 trillion worth of mortgages. The value of the companies’ securities have fallen sharply in 2008 due to concerns that the firms do not have sufficient capital to offset losses resulting from the mortgage crisis. In mid-2008, the U.S. Treasury Department was authorized to increase the size of home loans in certain residential areas FNMA and FHLMC could buy, and until 2009, to lend FNMA and FHLMC emergency funds and to purchase the companies’ stock. More recently, in September 2008, the U.S. Treasury Department announced that the government would be taking over FNMA and FHLMC and placing the companies in conservatorship. The effect that this conservatorship will have on the companies’ debt and equities is unclear. FNMA and FHLMC have each been the subject of investigations by federal regulators over certain accounting matters. Such investigations, and any resulting restatements of financial statements, may adversely affect the guaranteeing entity and, as a result, the payment of principal or interest on these types of securities.”

10. Text: Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: Mortgage-Backed Securities.

Comment: Consider updating risk disclosure in light of recent events.

Response: The following disclosure has been added to Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: “Impact of Sub-Prime Mortgage Market. The Funds may invest in mortgage-backed, asset-backed and other fixed-income securities whose value and liquidity may be adversely affected by the critical downturn in the sub-prime mortgage lending market in the U.S. Sub-prime loans, which, have higher interest rates, are made to borrowers with low credit ratings or other factors that increase the risk of default. Concerns about widespread defaults on sub-prime loans have also created heightened volatility and turmoil in the general credit markets. As a result, a Fund’s investments in certain fixed-income securities may decline in value, their market value may be more difficult to determine, and the Fund may have more difficulty disposing of them.”

11. Text: Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: Asset-Backed Securities.

Comment: Consider updating risk disclosure in light of recent events.

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Response: The following disclosure has been added to Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: Asset-Backed Securities: “Prepayments also vary based on, among other factors, general economic conditions and other demographic conditions…. The risk of default by borrowers is greater during periods of rising interest rates and/or unemployment rates. In addition, instability in the markets for asset-backed securities may affect the liquidity of such securities, which means a Fund may be unable to sell such securities at an advantageous time and price. As a result, the value of such securities may decrease and the Fund may incur greater losses on the sale of such securities than under more stable market conditions. Furthermore, instability and illiquidity in the market for lower-rated asset-backed securities may affect the overall market for such securities thereby impacting the liquidity and value of higher-rated securities.”

12. Text: Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: High-Yield Bonds, Bank Loans and Other Lower Rated Securities.

Comment: Consider revising disclosure to note that High-Yield Bonds are often referred to as Junk Bonds.

Response: Revised as requested.

* * * * * *

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Katherine R. Mason at (215) 564-8006, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Lucia Sitar Lucia Sitar, Esq. Secretary Aberdeen Funds